November 3, 2017

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         Commerce Union Bancshares, Inc.

Registration Statement on Form S-4

Filed October 17, 2017

File No. 333-220991

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Commerce Union Bancshares, Inc. (the “Company”) respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on November 6, 2017, or as soon thereafter as is practicable.

Very truly yours,

Commerce Union Bancshares, Inc.

/s/ DeVan D. Ard, Jr.

DeVan D. Ard, Jr.

President and Chief Executive Officer